Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-177418, 333-213648, 333-213650 and 333-218810 on Form S-8, 333-216616 and 333-227245 on Form F-10 and 333-220059 and 333-227246 on Form F-3 of our report dated February 27, 2018, relating to the consolidated financial statements of Atlantica Yield plc and subsidiaries as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, appearing in this Form 6-K of Algonquin Power & Utilities Corp.

/s/ Deloitte, S.L.

Madrid, Spain
January 22, 2019